August 4, 2025

E. Will Gray, II
Chief Executive Officer
New Era Helium Inc.
4501 Santa Rosa Drive
Midland, TX 79707

        Re: New Era Helium Inc.
            Registration Statement on Form S-1
            Filed July 21, 2025
            File No. 333-288790
Dear E. Will Gray II:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Exhibits

1. Please update your disclosure to discuss the material terms of the Third Amended and
       Restated Equity Purchase Facility Agreement, dated July 10, 2025 and filed as Exhibit
       10.43, and the information in your Form 8-K filed July 29, 2025.
General

2. We note you disclose that you are registering 5,218,690 shares for sale pursuant to that certain Amended and Restated Registration Rights Agreement to the Business
       Combination Agreement dated as of December 6, 2024, by and between certain
       Selling Shareholders and Roth CH Acquisition V Co. We also note you disclose on page 75 that you are registering these shares pursuant to "registration rights agreements described below," but are unable to locate such description. Please revise
 August 4, 2025
Page 2

       your disclosure here and under the Selling Shareholders section to discuss the details of the transactions in which the Selling Shareholders received the shares covered by the resale registration statement and the related registration rights agreements.
3. Please revise the introductory paragraph of your signature page to conform to the signature page language of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Alexandria Kane